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VIA EDGAR

August 23, 2019

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the additional comments with respect to Registrant’s responses filed by correspondence on EDGAR on August 9, 2019 (the “Letter”) to Post-Effective Amendment No. 103 to the Registrant’s registration statement on Form N-1A (“PEA 103”) on behalf of the Wasatch Global Select Fund and Wasatch International Select Fund (each, a “Fund” and collectively, the “Funds”) filed on EDGAR on June 10, 2019 that were provided to me by telephone on Monday, August 19, 2019 by the Securities and Exchange Commission (the “SEC”).

1.          Summary Section of Prospectus – Wasatch Global Select Fund – Principal Strategies – Additional comment regarding Response 4 of the Letter

SEC Comment:      In adopting release of Rule 35d-1 (Rel. No. 24828), Footnote 42 states that the terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.

(a)	Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, of foreign and domestic companies.

Please remove “and domestic” from the first sentence.

(b)	The Fund will invest a significant portion of its total assets in companies economically tied to foreign countries, which may include countries in developed, emerging or frontier markets.

Please revise “significant portion”. The disclosure should be invest “primarily” or invest “a majority of assets in non-US securities.”

(c)	Under normal market conditions, we expect at least 40% of its assets to be invested in companies economically tied to a foreign country, or if conditions are not favorable, 30% of its assets to be invested in companies economically tied to a foreign country.

Please note that “a” foreign country does not meet the standard of investments that are tied economically to a number of countries throughout the world. The disclosure should be revised to indicate “multiple countries outside of the United States.”

(d)

The Fund’s investments may be diversified across multiple countries or geographic regions, or may be focused on a select geographic region or market, although the Fund will, under normal market conditions, have investments in a minimum of three different countries.”

Please explain why the Registrant believes investing in a minimum of three different countries including the United States meets the global standard of investing its assets in investments that are tied economically to a number of different countries throughout the world. Please revise disclosure accordingly.

For items (a) through (d) above please explain why and how the Fund meets the “global” standard of investing its assets in investments that are tied economically to a number of different countries throughout the world. Please revise disclosure accordingly.

Response:  The Registrant acknowledges that although the terms “international” and “global” are not within Rule 35d-1, the SEC has explained that such terms connote diversification among investments that are tied economically to a number of different countries. In a memorandum from the ICI dated June 4, 2012 (the “ICI Memorandum”), the ICI set forth the staff’s position regarding fund names with “international” or “global.” As noted in the ICI Memorandum, the staff has noted that although not compulsory, one effective way to meet the above mandate would be for the fund to invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S. (the “40%/three country test”). Statements to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable.

We believe our disclosure, as modified below, is consistent with the staff’s position set forth in the ICI Memorandum. In this regard, we respectfully decline to eliminate the reference to “and domestic” as the Fund may invest in U.S. companies in addition to foreign companies. The 40% test (30% test under unfavorable circumstances) in non-U.S. securities provides the parameters as to what is meant by a significant portion of the Fund’s assets in foreign securities. The reference to investments tied to “a” foreign country was only intended to clarify that a particular foreign company may be economically tied to a particular foreign country (such as a Japanese company) and was not intended to suggest that the Fund would not be invested among several countries. We have therefore revised the language as described below to note that the Fund’s assets would be allocated among at least three countries. Further, we believe the minimum three country test is consistent with the staff’s 40%/three country test provided in the ICI Memorandum. In light of the foregoing, the Registrant will revise the Fund’s principal investment strategy disclosure as follows:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, issued by foreign and domestic companies. The Fund may invest a significant portion of its net assets in companies tied economically to foreign countries, which may include countries in developed, emerging or frontier markets. Under normal market conditions, we expect at least 40% of the Fund’s net assets (or 30% if market conditions are deemed not favorable by the Fund’s management) to be invested in non-U.S. securities. Under normal market conditions, the Fund will allocate its assets among at least three countries (one of which may be the United States). We generally consider a non-U.S. security to be a security issued by a company tied economically to one or more foreign countries. We generally consider a company to be tied economically to one or more foreign countries when it is listed on a foreign exchange, or regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investment made or services provided in one or more foreign countries. The Fund’s investments may be diversified across multiple countries or geographic regions or may be focused on a select geographic region or market.

2.          Summary Section of Prospectus — Wasatch Global Select Fund – Portfolio Management – Portfolio Managers - Additional comment regarding Response 12 of the Letter

SEC Comment:  Item 5(b) of Form N-1A states that for Portfolio Manager(s). State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (“Portfolio Manager”).

Instruction 2 of Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group. If more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.

The current disclosure in the prospectus is set forth below.

Portfolio Managers

Ken Applegate, CFA Portfolio Manager Since Inception	Ken Korngiebel, CFA Portfolio Manager Since Inception	Paul Lambert Portfolio Manager Since Inception	Linda Lasater, CFA Portfolio Manager Since Inception	Mike Valentine Portfolio Manager Since Inception

Please clarify length of service for each portfolio manager. In addition, pursuant to Instruction 2 of Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.

Please note if more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.

Response:  The length of service disclosure required under Item 5(b) of Form N-1A is with respect to the Fund. Accordingly, the disclosure reflects that each portfolio manager for the Fund has served in this position since the Fund’s inception. In addition, each portfolio manager’s business experience during the past five years, including his/her length of service with the advisor, is included in the “Portfolio Managers” section of the prospectus as required by Item 10(a)(2) of Form N-1A. There are only five portfolio managers for this Fund, which are jointly and primarily responsible for its day-to-day management. Registrant will revise the disclosure as follows:

Portfolio Managers

The Fund is managed using a team approach. Each listed portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund.

Ken Applegate, CFA Portfolio Manager Since Inception	Ken Korngiebel, CFA Portfolio Manager Since Inception	Paul Lambert Portfolio Manager Since Inception	Linda Lasater, CFA Portfolio Manager Since Inception	Mike Valentine Portfolio Manager Since Inception

3.          Summary Section of Prospectus – Wasatch International Select Fund – Principal Strategies - Additional comment regarding Response 13 of the Letter

SEC Comment: In adopting release of Rule 35d-1 (Rel. No. 24828), Footnote 42 states that the terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.

The second paragraph states that “Under normal market conditions, we will invest the Fund’s assets in the equity securities of companies that are tied economically to at least five of the countries included in the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ex USA Small Cap Index. We will generally consider a company to be economically tied to a foreign country when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a foreign country.”

Please explain why the Registrant believes investing at least five countries meets the global standard of investing its assets in investments that are tied economically to a number of different countries throughout the world. Please revise disclosure accordingly.

Please note that “a” foreign country does not meet the standard of investments that are tied economically to a number of countries throughout the world. The disclosure should be revised to indicate “multiple countries outside of the United States.”

Response: As noted in response to comment 1, we believe the Fund’s investment primarily in foreign securities with a minimum of investing in at least five countries exceeds the staff’s three country test set forth in the ICI Memorandum. Further, as noted above, the reference to “a” foreign country was only intended to clarify that a particular foreign company would be economically tied to a foreign country and was not intended to suggest that the Fund’s investments would not be diversified among a number of countries. To clarify the foregoing, Registrant will revise the Fund’s principal investment strategy disclosure as follows:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, issued by companies tied economically to foreign developed markets, which are those countries included in the MSCI EAFE Index at the time of purchase, excluding the United States. Under normal market conditions, the Fund will allocate its assets among at least five countries included in the MSCI EAFE Index, excluding the United States. We will generally consider a company to be tied economically to one or more foreign countries when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in one or more foreign countries.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:        R. Biles